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16012995

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SECURITIES RESEARCH, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 CARDINAL DRIVE
(No. and Street)

VERO BEACH	FL	32963
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THADDEUS COOK (772) 231-6689
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2016
Washington DC
413

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THADDEUS COOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES RESEARCH, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/20

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES RESEARCH, INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Securities Research, Inc.

We have audited the accompanying statement of financial condition of Securities Research, Inc. as of December 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Securities Research, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Research, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules number "1" through "4" have been subjected to audit procedures performed in conjunction with the audit of Securities Research, Inc.'s financial statements. The supplemental information is the responsibility of Securities Research, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horowitz & Ullmann, P.C.

Vero Beach, FL
February 26, 2016

SECURITIES RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015
ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 126,594
Cash-restricted	125,000
Receivable from clearing broker	41,826
Prepaid expense	18,876
TOTAL CURRENT ASSETS	312,296
OTHER ASSETS	
Securities owned, at fair value	830,400
Deferred income tax benefit	168,241
TOTAL OTHER ASSETS	998,641
TOTAL ASSETS	$1,310,937

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 55,389
TOTAL LIABILITIES	55,389
SHAREHOLDERS' EQUITY	
Capital Stock	
Common share, no par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid-in capital	1,040,466
Retained earnings	214,582
TOTAL SHAREHOLDERS' EQUITY	1,255,548
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,310,937

SECURITIES RESEARCH, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions	$ 1,090,368
Interest and dividends	254,903
Gain on investment securities	67,170
Total revenues	1,412,441
EXPENSES	
Employee compensation	487,198
Commission expense	406,883
Employee benefits	189,726
Clearance charges	105,632
Rent	84,518
Professional and registration fees	42,547
Payroll taxes	38,879
Telephone	28,432
Quotation services	17,620
Occupancy	16,874
Office supplies and expenses	13,594
Insurance	7,881
Advertising	7,203
Travel and entertainment	3,035
Miscellaneous expenses	4,236
Total expenses	1,454,258
LOSS BEFORE PROVISION FOR INCOME TAXES	(41,817)
PROVISION FOR INCOME TAXES	103,000
NET LOSS	$ (144,817)

SECURITIES RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (144,817)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Unrealized gain on securities held for sale	(22,530)
Proceeds from sale of stock	98,000
Realized gain on securities	(44,640)
Changes in assets and liabilities:	
Decrease in receivable from clearing broker	49,327
Increase in prepaid expense	(9,474)
Decrease in deferred income tax benefit	103,000
Increase in accounts payable and accrued expenses	14,504
Total adjustments	188,187
NET INCREASE IN CASH	43,370
CASH AND CASH EQUIVALENTS – Beginning of year	83,224
CASH AND CASH EQUIVALENTS –End of year	$ 126,594

SECURITIES RESEARCH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMER 31, 2015

	Common Stock No Par	Additional Paid-in Capital	Retained Earnings	Total
Balances January 1, 2015	$500	$1,040,466	$359,399	$1,400,365
Net loss	-	-	(144,817)	(144,817)
Balances December 31, 2015	$500	$1,040,466	$214,582	$1,255,548

SECURITIES RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations

Securities Research, Inc., (the Company) was incorporated in 1978, under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), of Lake Charles, LA. The Company is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The home office is located in Vero Beach, Florida. The Company also has other offices in Florida, and Virginia.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures."

Collateralized Agreements
The Company does not engage in transactions involving securities purchased under agreements to resell or securities sold under agreement to repurchase.

Revenue Recognition
Customer's securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

2. Summary of Significant Accounting Policies (Continued)

Accrued Commission Receivable

The Company records accrued commission receivable for trading commissions earned but not received as of December 31, 2015. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes." Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Fair Value Measurements

ASC topic 820, "Fair Value Measurements and Disclosures", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

3. Fair Value Measurements (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management's estimates or assumptions that market participants would use in pricing the asset or liability.

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

4. Cash-Restricted

Cash of $125,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

5. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Commitments and Contingent Liabilities

The Company has obligations under operating leases for its offices with noncancelable terms of one year.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $250,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2015, the Company's net capital exceeds such capital requirements by $650,386 and the ratio of aggregate indebtedness to net capital is .0615 to 1.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ (22,000)	$125,000	$103,000
State	-	-	-
	$ (22,000)	$125,000	$103,000

Deferred income taxes are provided for the temporary differences between the financial reporting basis of the Company's assets and liabilities. The tax effects of temporary differences giving to the Company's net deferred tax asset are as follows:

Net operating loss carryforwards	$ 453,090
Unrealized gains	(117,178)
Deferred tax asset before valuation allowance	335,912
Valuation allowance	(167,671)
Deferred tax asset	$ 168,241

The net operating loss of $1,328,000 expires in various years through 2036. The Company has recorded a valuation allowance for the possibility that it will not recognize enough future income to fully utilize the net operating loss. The decrease in the valuation allowance of $12,871 during the year ended December 31, 2015 is included in the deferred tax expense.

Accounting principles generally accepted in the United States of America require the Board of Directors to evaluate tax positions taken by the Company and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Board of Directors has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Board of Directors believes it is no longer subject to income tax examinations for years prior to 2011.

9. Advertising

The Company charges the cost of media advertising to operations in the period when the expense is incurred.

10. 401(k) Savings Plan

The Company maintains a 401(k) savings plan (the Plan). Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the Plan. Employees can make elective deferrals of their compensation on a pretax basis subject to certain limits. The Company matches the first 3% of employee contributions. Contribution expense for the 401(k) match in 2015 amounted to $548.

11. Subsequent Events

Management has evaluated subsequent events through February 26, 2016, the date which the financial statements were available to be issued.

SECURITIES RESEARCH, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2015

Schedule "1"

NET CAPITAL	
Total stockholders' equity	$1,255,548
Deductions and/or charges:	
Non-allowable assets	
Prepaid expenses	18,876
Deferred income taxes	168,241
Total deductions	187,117
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	1,068,431
Haircuts on securities	168,045
NET CAPITAL	900,386
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 55,389
minimum capital required	
The greater of $250,000 or 6 2/3% of aggregate indebtedness	$ 250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 650,386
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0615 to 1

See independent auditor's report and accompanying notes to financial statements

SECURITIES RESEARCH, INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2015

Schedule "2"

Net Capital, per Form X-17a-3 as of December 31, 2015, unaudited	$900,386
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$900,386

See independent auditor's report and accompanying notes to financial statements

SECURITIES RESEARCH, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015

Schedule "3"

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2015.

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015

Schedule "4"

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2015.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Securities Research, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Securities Research, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Securities Research, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemptive provision") and (2) the Company stated that Securities Research, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

Vero Beach, FL
February 26, 2016

SECURITIES RESEARCH, INC.
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2015

Securities Research, Inc., (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company has identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3: (exemption provision pursuant to Paragraph (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Securities Research, Inc.

I, Thaddeus Cook, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President
February 26, 2016

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Shareholders
of Securities Research, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Securities Research, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Securities Research, Inc.'s compliance with the applicable instructions of Form SIPC-7. Securities Research, Inc.'s management is responsible for Securities Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann P.C.

Vero Beach, FL
February 26, 2016

SECURITIES RESEARCH, INC.
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2015

Total revenue	$1,412,441
Deductions:	
Gain on investment securities	67,170
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	96,600
Total revenue, subject to assessment	1,248,671
Computation of assessment:	
For the year ended December 31, 2015 @.0025	$ 3,122
Less: Payments	
July 2015	(1,619)
January 2016	(1,467)
Balance Due	$ 36

SECURITIES RESEARCH, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015